Diedre J. Gray Senior Vice President, General Counsel and Secretary (314) 644-7622 Diedre.Gray@postfoods.com

February 24, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-4628
Attention:    H. Roger Schwall,
Assistant Director Division of Corporate Finance

Re:	Post Holdings, Inc.
Registration Statement on Form S-4
Filed January 21, 2014
File No. 333-193468
Form 10-K for Fiscal Year Ended September 30, 2013
Filed November 17, 2013
File No. 1-35305

Dear Mr. Schwall:

I am writing this letter on behalf of Post Holdings, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated February 19, 2014 regarding the above-referenced Form 10-K and Registration Statement filed by the Company.
This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Form 10-K for the Fiscal Year Ended September 30, 2013

Consolidated Statements of Cash Flows, page 39

1.
We note you reported the premiums received from the issuance of long term debt as a cash inflow from operating activities. Per ASC 230-10-20, operating activities are generally the cash effects of transactions and events that enter into the determination of net income. Tell us why you included the entire debt premium as an adjustment to reconcile net income to net cash provided by operating activities, rather than only the premium amortization amount. Also tell us why you did not include the premium received as a cash inflow from financing activities within the line item “Proceeds from issuance of Senior Notes”.

U.S. Securities and Exchange Commission
February 24, 2014

Response: ASC 230-10-45-27 indicates that “each cash receipt or payment is to be classified according to its nature.” When debt is issued at a premium, the cash receipt is comprised of two distinct units of account; a debt instrument and the associated debt premium. ASC 835-30-35-2 indicates that the nature of a debt premium is that of interest expense. As noted in the staff’s comment, ASC 230-10-20 indicates that cash flows from operating activities are generally the cash effects of transactions that enter into the determination of net income; which includes interest expense. ASC 835-30 requires that the cash receipt of the debt premium be deferred and amortized consistent with the accounting model for deferred revenue, but does not alter the nature of the cash receipt. Further, ASC 230-10-45-16 and 45-17 indicate that cash flows for interest expense and interest income should be classified as operating activities. We also note that the “Other, net” line item within the Company’s indirect method statement of cash flows for the year ended September 30, 2013 includes $1.5 million of debt premium amortization.

Consistent with the reasoning above, the cash receipt related to a debt premium does not qualify as a financing inflow as described in ASC 230-10-45-14 because a debt premium is not debt principal. Instead, a debt premium is directly related to the fact that the debt’s stated interest rate is above the market rate when the debt was issued, and when the interest on the debt is paid, such payments will be classified as operating cash flows. This explains why the Company recorded the premiums received from the issuance of long term debt as a component of operating cash flows rather than in financing activities where the principal proceeds were recorded.

In connection with the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact Tom Zook at Lewis, Rice & Fingersh (314-444-7671), or tzook@lewisrice.com, or me at 314-644-7622, or diedre.gray@postfoods.com.

Sincerely,
Diedre J. Gray
SVP, General Counsel and Secretary

cc:	Lily Dang, United States Securities Exchange Commission
Mark Wojciechowski, United States Securities Exchange Commission
PJ Hamidi, United States Securities Exchange Commission
Tom W. Zook, Lewis, Rice & Fingersh, L.C.